UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Victor Zhikai Gao
Name:	Victor Zhikai Gao
Title:	Company Secretary

Dated: March 29, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 29, 2007, entitled "CNOOC Ltd. Announces Exciting Annual Results with Net Income Increasing by 22.1% and Net Production by 7.9%."

99.2	2006 Annual Results Announcement dated March 29, 2007.

Exhibit 99.1

FOR IMMEDIATE RELEASE

CNOOC Ltd. Announces Exciting Annual Results with Net Income Increasing by 22.1%and Net Production by 7.9%

(Hong Kong, March 29, 2007) CNOOC Limited (the "Company" or “CNOOC Ltd.”; NYSE “CEO”, SEHK “883”) announced today its annual results for the 12 months ended December 31, 2006.

Last year, the Company’s net income hit a historical high of RMB 30,926.9 million, representing an increase of RMB 5,603.8 million or 22.1% from 2005. Earnings per share reached RMB 0.73.

The total revenue of the Company amounted to RMB 88,947 million, up 28% from last year. The Company generated revenue of RMB 67,828 million from oil and gas sales, an increase of RMB 14,410 million, or 27% over the same period of last year.

The Company produced 167 million barrels of oil equivalent in 2006, a yoy increase of 7.9%, including 136 million barrels of oil and 179 billion cubic feet of natural gas.

The Board of Directors has proposed a year-end final dividend of HK$0.14 per share to shareholders. Together with the interim dividend of HK$ 0.12 per share, the Company would distribute total dividend of HK$0.26 per share to our shareholders for the fiscal year of 2006.

Mr. Yang Hua, Executive Vice President and Chief Financial Officer of the Company commented: “With increasing trend of unit cost in the industry, our stringent cost control has allowed the cost increased at a lower pace than our peers. Our excellent financial performance evidenced the Company’s effective cost management, higher production volume, and the high level of international oil price.”

In the year, the Company made extraordinary progresses, especially in exploration, development and production.

In 2006, the Company’s exploration activities led to 10 oil and gas discoveries, including the first deepwater discovery offshore China—Liwan 3-1, and 6 appraisal successes offshore China. During the year, we realized a reserve replacement ratio of 199% and increased net proved reserves by 332 million BOE. As of December 31, 2006, the Company has accumulated net proved reserves at approximately 2.53 billion BOE.

In 2006, 7 new projects commenced production successfully. In addition, the Company overcame the typhoon attack and achieved the production target as planned.

“Despite 2006 was a year full of challenges, the production and reserves growth did not slow down. I’m proud of the Company’s significant progress in oil and gas exploration, development and production in 2006.” Commented Mr. Zhou Shouwei, President of the Company.

From perspective of overseas business, CNOOC Ltd. successfully completed acquisition of a 45% interest in Nigerian OML 130 Block and further extended exploration activities to Kenya, Equatorial Guinea, Australia, etc.

“I’m glad that the Company successfully concluded the year both in production and profit. We have delivered satisfactory returns to shareholders. This annual result demonstrated again the healthy fundamentals and excellent management of the Company.” Commented Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.
*** *** *** ***

For further enquiries, please contact:
Mr. Xiao Zongwei General Manager of Investor Relations CNOOC Limited Tel: +86-10-8452-1646 Fax: +86-10-8452-1441 E-mail: xiaozw@cnooc.com.cn	Ms. Carol Wong Account Manager Ketchum Hong Kong Tel: +852-3141-8098 Fax: +852-2510-8199 E-mail: carol.wong@knprhk.com

Exhibit 99.2

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

2006 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear Shareholders,

Let me start with expressing our sincere thanks to your continuous support to CNOOC Limited.

Belief is the basis of support. Whether or not your belief in us is built on our solid results over the past years, or a positive vision for our future growth prospects, I would like to take this opportunity to share with you what and why I believe in CNOOC Limited.

Having spent some 30 years in the industry, I have firm belief in the competitive drive and growth potential of the Company.

Resources

You may have noticed that in the prevailing global environment of the industry, resources acquisition is an increasingly tall order; the competition for resources has overtaken the race in technology as well as capital. Nevertheless, our major operating region, offshore China, remains a comparatively green field with a relatively low rate of exploration and development.

Offshore China is the primary scene where our growth story is taking place, where we have built up our experience in oil exploration and development. This is also where we made our 10 new oil and gas discoveries in 2006, 14 in 2005, 6 in 2004, 12 in 2003, 13 in 2002.

In the past few years, offshore China has not only fueled the steady growth of our reserve and production, but also demonstrated immense potential in resource discoveries. One of the surprises is Liwan 3-1, a deepwater discovery in 2006. I firmly believe that offshore China will continue to serve as a solid foundation that will foster sustainable and rapid growth of CNOOC Limited.

Apart from offshore China, we have also extended our exploration to overseas horizon. In 2006, through acquisition of 45% stake in Nigeria OML 130 block, we established our foothold in the Niger Delta, an exploration base much-coveted around the world. We expect that its contribution to our reserve and production will be progressively realised from 2008 onwards.

During the year, we also acquired various exploration blocks in Kenya and Equatorial Guinea. Up to date, we possess overseas exploration rights covering an area of over 200 thousand km2. Constant expansion of exploration rights is an indispensable cornerstone for the business development of every independent oil and gas company, which by all means is the fundamental of CNOOC Limited for achieving long-term growth target.

Management

The high standard of our management system is a major reason behind my positive outlook for the future prospects of the Company. We recognize that, it is the duty and obligation of our management to formulate and execute corporate strategies which are in line with our objectives and compatible to the internal control and risk management system of the Company.

We formed the Investment and Risk Management Committee to cover investment decision and risk management. All material decisions should be approved by at least two-thirds of the members, and the Company cannot invest in projects vetoed by the Committee, hence reduce its risk in investment decisions.

Besides, we seized the opportunity from the compliance of Sarbanes-Oxley Act to thoroughly rationalise our internal control system. As a result, we reinforced our internal control system and further enhanced the risk management standard of the Company.

Transparent and robust corporate governance is another advantage of ours. In 2006, we were again named as the “Best Managed Company in China” by FinanceAsia and Asia Money. Indeed, we have been receiving these awards virtually year after year since the listing of CNOOC Limited. We see this as a great honour.

Our Independent Non-executive Directors Mr. Chiu Sung Hong, Mr. Evert Henkes, Mr. Tse Hau Yin, Aloysius, Professor Lawrence J. Lau and Dr. Edgar W.K. Cheng have been a major driving force behind these brilliant achievements. The same credit should also be given to Dr. Kenneth S. Courtis, who retired as our Independent Non-executive Director last year. Once again, I would like to take this opportunity to express our sincere gratitude to them.

Offshore Oil Heros

Apart from a rock-solid system, our team members, or may I say, our offshore oil heroes, are another reason for my utmost confidence in the ongoing success of CNOOC Limited.

Like other companies, our management executives are appointed for a specific term. They could be tempted to ignore long-term benefits and focus on projects that are short-term, low-cost and with quick-result. However, if you look at our history, you will find out that our management never narrowly eyes growth in a single year, but focus on the long term development of the Company. Most of our initiatives are set out to fuel the long term growth of CNOOC Limited, even though it might take a couple of years or even half a decade before they take effect, and that they will not immediately give us flying colours in results announcements.

In 2007, we will work even harder to play out this unique strength. While our production growth for the year might be flat, we are actually building a mighty force and creating conditions to accelerate our growth for next phase. You have probably seen through this if you are aware of our strategic roadmap for 2007. I believe that this broad perspective will take our business development to a new horizon afterwards.

Members of our staff are the ones building the Company’s success hands-on. During the typhoons and other challenges in 2006, they demonstrated remarkable discipline, aptitude and courage. I am really proud of their performance. Such high-calibre staff, being a key factor of the success of CNOOC Limited, only reaffirms my belief in the future of the Company.

Obviously, other than the above three factors, our unique business model and the fact that we are in the business that directly benefits from high oil prices, among other things, also play an essential role in the growth potential of the Company. The thing is, I only mean to share with you some of my thoughts about CNOOC Limited, I would rather not spare you with too many details.

My analysis of the various strengths of CNOOC Limited is not merely based on a strong passion. The Company’s results in 2006 can speak for itself.

2006 was a year of challenges: ever increasing raw material costs added burden to our operation expenses; partial deformation of the underwater structure of the jacket for Panyu 30-1; and most importantly, our offshore production operations were seriously affected by a series of typhoons, particularly Typhoon “Chan Chu”, which caused the suspension of the Liuhua Oil Field.

Nonetheless, our various businesses managed to make substantial progress:

Our net production for the year increased steadily by 7.9% to 167 million barrels-of-oil-equivalent; our proved reserve achieved 2.53 billion BOE, with a reserve replacement ratio of 199%; our average realised oil price was US$58.9 per barrel, representing an increase of 24.5% year on year; our net profit was RMB30.9 billion, representing an increase of 22.1% year on year, making another record high; Our share price was on a stable rise, registering a gain of 41% over the year; there were no material health, safety and environmental incident.

Besides, in the first half of 2006, we witnessed the making of history, with the first shipment of imported LNG landing in Guangdong. This also marked the official start for the North West Shelf LNG project in Australia, which the Company has interests, in supplying gas to the coastal areas in China.

Given that our results in 2006 were as remarkable as ever, the Board of Directors proposed a final dividend of RMB0.14 per share to reward our shareholders for their support, on top of the steady appreciation of our share price.

As mentioned before, in the years to come, with a number of oil and gas projects up and running, CNOOC Limited will enter a new phase of growth in terms of both quantity and quality. Various major projects will soon come on stream, such as Penglai 19-3 Phase II, which is expected to become the largest offshore oil and gas project offshore China, the Wenchang oil fields in the Western South China Sea area, OML 130 in Nigeria and Indonesia’s Tangguh LNG project. Lying ahead of us is yet another high growth, high efficiency new development phase. This is why we are full of confidence in our future.

However, we fully understand that such growth potential can be realised only through hard work. To this respect, our offshore oil heroes will continue to follow the formulated development strategies to drive CNOOC Limited ahead on an even faster growth track in an aggressive yet prudent manner.

So, let us get ready for an even more exciting future!

Fu Chengyu
Chairman and Chief Executive Officer
Hong Kong, 29 March 2007

CONSOLIDATED INCOME STATEMENT (AUDITED)
Year ended 31 December 2006
(All amounts expressed in thousands of Renminbi, except per share data)

	Notes	2006	2005

REVENUE
Oil and gas sales	5	67,827,953	53,417,669
Marketing revenues	6	20,964,093	15,901,325
Other income		155,238	136,749

		88,947,284	69,455,743

EXPENSES
Operating expenses		(6,999,184)	(5,934,598)
Production taxes		(3,315,661)	(2,596,543)
Exploration expenses		(1,705,075)	(1,293,687)
Depreciation, depletion and amortisation		(6,933,214)	(5,964,740)
Dismantlement		(472,269)	(252,857)
Special oil gain levy	7	(3,981,170)	-
Impairment losses related to property, plant and equipment		(252,357)	(90,190)
Crude oil and product purchases	6	(20,572,935)	(15,704,100)
Selling and administrative expenses		(1,543,777)	(1,370,368)
Others		(117,301)	(77,062)

		(45,892,943)	(33,284,145)

PROFIT FROM OPERATING ACTIVITIES		43,054,341	36,171,598

Interest income		781,536	359,294
Finance costs	8	(1,832,130)	(1,100,532)
Exchange gains, net		308,382	287,027

Investment income		613,028	247,893
Share of profits of associates		321,676	307,075
Non-operating income/(expenses), net		876,423	28,579

PROFIT BEFORE TAX		44,123,256	36,300,934
Tax	9	(13,196,313)	(10,977,812)

PROFIT FOR THE YEAR		30,926,943	25,323,122

DIVIDENDS
Interim dividend		5,334,091	2,138,128
Special interim dividend		-	2,138,128
Proposed final dividend		6,001,819	4,250,391

		11,335,910	8,526,647
		=============	=============

EARNINGS PER SHARE
Basic	10	RMB 0.73	RMB 0.62
Diluted	10	RMB 0.73	RMB 0.61

DIVIDEND PER SHARE
Interim dividend		RMB 0.12	RMB 0.05
Special interim dividend		RMB -	RMB0.05
Proposed final dividend		RMB 0.14	RMB0.10
		=============	=============

CONSOLIDATED BALANCE SHEET (AUDITED)
31 December 2006
(All amounts expressed in thousands of Renminbi)

	Notes	2006	2005

NON-CURRENT ASSETS
Property, plant and equipment, net		103,406,376	66,625,167
Intangible assets		1,409,053	1,299,643
Investments in associates		1,543,515	1,401,839
Available-for-sale financial assets		1,017,000	1,017,000

Total non-current assets		107,375,944	70,343,649

CURRENT ASSETS
Accounts receivable, net		5,437,873	5,277,784
Inventories and supplies		1,691,479	1,199,626
Due from related companies		2,340,447	2,099,197
Other current assets		2,435,363	806,115
Available-for-sale financial assets		12,390,058	13,846,935
Time deposits with maturity over three months		9,232,797	12,200,000
Cash and cash equivalents		14,364,055	8,991,758

Total current assets		47,892,072	44,421,415

CURRENT LIABILITIES
Accounts payable		4,145,977	2,867,678
Other payables and accrued liabilities		5,481,499	5,206,943
Current portion of long term bank loans	11	17,816	825,674
Due to the parent company		456,961	488,482
Due to related companies		1,175,271	759,934
Tax payable		3,203,856	3,467,505

Total current liabilities		14,481,380	13,616,216

NET CURRENT ASSETS		33,410,692	30,805,199

TOTAL ASSETS LESS CURRENT LIABILITIES		140,786,636	101,148,848

NON-CURRENT LIABILITIES
Long term bank loans	11	2,438,172	24,392
Long term guaranteed notes	12	17,885,841	16,531,780
Provision for dismantlement		5,412,581	4,161,663
Deferred tax liabilities		7,236,169	6,827,916

Total non-current liabilities		32,972,763	27,545,751

Net assets		107,813,873	73,603,097
		=============	=============
EQUITY
Equity attributable to equity holders of the Company
Issued capital	13	923,653	876,635
Reserves		106,848,275	72,726,462

		107,771,928	73,603,097

Minority interest		41,945	-

Total equity		107,813,873	73,603,097
		=============	=============

NOTES TO FINANCIAL STATEMENTS
31 December 2006
(All amounts expressed in Renminbi unless otherwise stated)

1.  CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors, the parent and the ultimate holding company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1  BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong (“Hong Kong GAAP”) and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention except for available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued (if any) and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company’s subsidiaries.

2.2  IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (“HKFRSs”)

The Hong Kong Institute of Certified Public Accountants has issued the following new and amended HKFRSs, which are amendments mandatory for annual periods beginning on or after 1 January 2006:

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 27 Amendment	Consolidated and Separate Financial Statements: Amendments as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKFRS 1 & 6 Amendments	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

The adoption of these new and revised Hong Kong Financial Reporting Standards, amendments and interpretation did not have a material impact on the Group’s results of operation or financial position.

3.  ACQUISITIONS

(i)        On 8 January 2006, CNOOC Limited signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the offshore Oil Mining License 130 (“OML130”) in Nigeria for US$2.268 billion in cash. On 20 April 2006, the Company completed its acquisition at a total consideration of US$2.268 billion plus a working capital adjustment of US$424 million for financial, operating and capital expenditures. The Group’s participation in OML130 has not started commercial production.

(ii)       On 27 January 2006, the Group signed an agreement to acquire a 92.1% equity interest in AERD Projects Nigeria Limited, which holds a 38% working interest in the Offshore Oil Prospecting License 229 (“OPL229”) in Nigeria at a consideration of US$60 million. The transaction was completed on 4 December 2006.After the transaction, the Group acquired a 35% working interest in OPL229, which was still in an exploration stage as at 31 December 2006.

4.  PRODUCTION SHARING CONTRACTS

The PRC

For production sharing contracts in relation to offshore China (the “China PSC”), the foreign parties to the China PSC (“foreign partners”) are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective percentage of participating interests.

In general, the Group has the option to take up to 51% participating interests in a China PSC and may exercise such option after the foreign partners have independently undertaken all the exploration costs and risks, completed all the exploration works and made viable commercial discoveries.

After the Group exercises its option to take participating interests in a China PSC, the Group accounts for the oil and gas properties using the proportional method under which the Group recognises its share of development costs, revenues and expenses from such operations according to its participating interest in the China PSC. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners' share of development costs and revenues and expenses from such operations.

Part of the annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay the value-added tax, currently classified as production tax, to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interest according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners according to their respective participating interests. As the government share oil is not included in the Group's interest in the annual production, the net sales revenue of the Group do not include the sales revenue of the government share oil.

The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for sale in the PRC market.

Overseas

In certain countries, the Group and the other partners to the overseas production sharing contracts are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

The Group’s net interest in the production sharing contracts in overseas consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and/or the domestic market obligation.

In other countries, the Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, certain percentage of the annual production or revenue will first be distributed to the local government, which, in most cases, with the nature of royalty, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs can be deductible for the purpose of income tax calculation in accordance with local tax regulations.

5. OIL AND GAS SALES

	2006	2005
	RMB’000	RMB’000

Gross sales	72,709,179	57,988,465
Less: Royalties	(752,958)	(708,537)
PRC government share oil	(4,128,268)	(3,862,259)

	67,827,953	53,417,669
	=============	=============

6.  MARKETING PROFIT

	2006	2005
	RMB’000	RMB’000

Marketing revenues	20,964,093	15,901,325
Crude oil and product purchases	(20,572,935)	(15,704,100)

	391,158	197,225
	=============	=============

7.  SPECIAL OIL GAIN LEVY

During the year, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purpose and is calculated based on the actual volume of the crude oil entitled.

8.  FINANCE COSTS

	2006	2005
	RMB’000	RMB’000

Interest on bank loans which are
- repayable within five years	51,345	98,892
- repayable after five years	10,631	-
Interest on other loans (including convertible bonds)	907,565	671,849
Other borrowing costs	1,535	3,773

Total borrowing costs	971,076	774,514

Less: Amount capitalised in property, plant and equipment	(913,175)	(245,987)

	57,901	528,527
Other finance costs:
Increase in discounted amount of provisions arising from the passage of time	250,922	198,945
Fair value loss on embedded derivative component of convertible bonds	1,523,307	373,060

	1,832,130	1,100,532
	=============	=============

The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 6.375% (2005: from 4.1% to 9.2%) per annum for the year ended 31 December 2006.

9.  INCOME TAX

	2006	2005
	RMB’000	RMB’000

Overseas
- Current income tax	874,378	845,390
- Deferred income tax	141,615	14,907
PRC
- Current income tax	11,791,620	9,912,426
- Deferred income tax	388,700	205,089

Total tax charge for the year	13,196,313	10,977,812
	=============	=============

10.  EARNINGS PER SHARE

	2006	2005

Earnings:
Profit from ordinary activities attributable to shareholders for the year for the basic earnings per share calculation	RMB30,926,943,000	RMB25,323,122,000
Interest expense and losses recognised on the embedded derivative component of convertible bonds	RMB1,915,414,568*	RMB537,468,873

Profit from ordinary activities attributable to shareholders for the year for the diluted earnings per share calculation	RMB32,842,357,568*	RMB25,860,590,873
	==============	==============

Number of shares:
Number of ordinary shares issued at beginning of the year before the weighted average effects of new shares issued and share options exercised during the year	41,054,675,375	41,052,375,275
Weighted average effect of new shares issued during the year	1,457,036,115	-
Weighted average effect of share options exercised during the year	478,904	2,124,707

Weighted average number of ordinary shares for the basic earnings per share calculation	42,512,190,394	41,054,499,982

Effect of dilutive potential ordinary shares under the share option schemes	65,650,619	38,861,432
Effect of dilutive potential ordinary shares for convertible bonds based on the “if converted method”	1,310,307,143*	1,292,694,352

Weighted average number of ordinary shares for the purpose of diluted earnings per share	43,888,148,156*	42,386,055,766
	==============	==============

Earnings per share
- Basic	RMB0.73	RMB0.62
- Diluted	RMB0.73*	RMB0.61

* Since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect on the basic earnings per share for the period and were ignored in the calculation of diluted earnings per share. Therefore, diluted earnings per share amounts are based on the net profit for the year of RMB30,926,943,000, and the weighted average of 42,577,841,013 ordinary shares.

11.  LONG TERM BANK LOANS

As at 31 December 2006, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

		2006	2005
	Effective interest rate and final maturity	RMB’000	RMB’000

RMB denominated bank loans*	Effective interest rate of 4.05% per annum with maturity through 2016	500,000	-
US$ denominated bank loans**	Effective interest rate of LIBOR+0.23%~0.26% per annum with maturity through 2017	1,938,172	-
US$ denominated bank loans	Effective interest rate of 9.2% per annum with maturity through to 2006	-	812,759
Japanese Yen denominated bank loans	Effective interest rate of 4.1% per annum with maturity through 2007	17,816	37,307

		2,455,988	850,066
Less: Current portion of long term bank loans		(17,816)	(825,674)

		2,438,172	24,392
		=============	=============

*          During the year, the Group obtained a bank loan from the Export-Import Bank of China for the purpose of financing the ongoing capital needs of OML130 in Nigeria. The Group’s total facility for the above bank borrowing amounted to RMB12.8 billion, of which RMB500 million had been utilised as at the balance sheet date.

**         During the year, the Group, together with its partners on Tangguh Liquified Natural Gas Project (“Tangguh LNG Project”), borrowed bank loans amounting to approximately US$2,615,522,000 (equivalent to RMB20,423,823,000) for the purpose of financing Tangguh Project in Indonesia. The Group shared the bank loans amount according to its interest of 16.95688% in the project. As at 31 December 2006, the Group’s share of the utilised bank loans amounted to approximately US$248,207,000 (equivalent to RMB1,938,172,000).

The Company, as Guarantor, has delivered a Guarantee dated 7 August 2006 in favor of Mizuho Corporate Bank, Ltd., as facility agent for and on behalf of various international commercial banks under a US$1,065.5 million commercial loan agreement dated as of 31 July 2006 in connection with the Tangguh Project in Indonesia. Pursuant to the Guarantee, the Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$487,862,000.

12. LONG TERM GUARANTEED NOTES

Long term guaranteed notes comprised the following:

(i)        The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)       The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(iii)       The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at a price of HK$6.075 per share, subject to adjustment for, among other things, the subdivision or consolidation of shares, bond issues, rights issues, capital distribution and other dilutive events. The conversion price was adjusted to HK$5.97 and HK$5.90 per share on 7 June 2005 and 7 June 2006, respectively, as a result of the declaration of the final and special final dividends for 2004 and 2005 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has an early redemption option at any time after 15 December 2007 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right. The bondholders also have an early redemption option to require CNOOC Finance (2004) Limited to redeem all or part of the bonds on 15 December 2007 at an early redemption amount of 103.038% of the principal amount.

During the year, an amount of US$1,000 (2005: Nil) of the convertible bonds was requested for conversion by an investor, and the Company exercised the cash settlement option.

3. SHARE CAPITAL

Shares	Number of shares	Share capital	Issued share capital equivalent of
		HK$’000	RMB’000

Authorised:
Ordinary shares of HK$0.02 each as at 31 December 2006 and 31 December 2005	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each
as at 1 January 2005	41,052,375,275	821,048	876,586
Exercise of options	2,300,100	46	49

As at 31 December 2005	41,054,675,375	821,094	876,635
Issue of new shares for cash	2,272,727,273	45,454	46,994
Exercise of options	1,150,000	23	24

As at 31 December 2006	43,328,552,648	866,571	923,653
	=============	==============	=============

14.  SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

(a) Business segments

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income taxes.

The following table presents revenue, profit and certain assets, liabilities and expenditures information for the Group’s business segments for the years ended 31 December 2006 and 2005.

	Independent operations		Production sharing contracts		Trading business		Unallocated		Eliminations		Consolidated

	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sales to external customers:
Oil and gas sales	31,431,976	22,808,733	36,395,977	30,608,936	-	-	-	-	-	-	67,827,953	53,417,669
Marketing revenues	-	-	-	-	20,964,093	15,901,325	-	-	-	-	20,964,093	15,901,325
Intersegment revenues	851,604	1,598,171	11,056,807	7,467,429	-	-	-	-	(11,908,411)	(9,065,600)	-	-
Other income	19,809	13,093	89,239	103,047	-	-	46,190	20,609	-	-	155,238	136,749

Total	32,303,389	24,419,997	47,542,023	38,179,412	20,964,093	15,901,325	46,190	20,609	(11,908,411)	(9,065,600)	88,947,284	69,455,743

Segment results
Operating expenses	(2,538,092)	(2,095,273)	(4,461,092)	(3,839,325)	-	-	-	-	-	-	(6,999,184)	(5,934,598)
Production taxes	(1,606,059)	(1,154,771)	(1,709,602)	(1,441,772)	-	-	-	-	-	-	(3,315,661)	(2,596,543)
Exploration costs	(1,296,424)	(1,025,993)	(408,651)	(267,694)	-	-	-	-	-	-	(1,705,075)	(1,293,687)
Depreciation, depletion and amortisation	(2,502,336)	(2,554,896)	(4,430,878)	(3,409,844)	-	-	-	-	-	-	(6,933,214)	(5,964,740)
Dismantlement	(242,855)	(152,796)	(229,414)	(100,061)	-	-	-	-	-	-	(472,269)	(252,857)
Special oil gain levy	(1,928,985)	-	(2,052,185)	-	-	-	-	-	-	-	(3,981,170)	-
Impairment loss related to property, plant and equipment	(150,399)	(39,494)	(101,958)	(50,696)	-	-	-	-	-	-	(252,357)	(90,190)

Crude oil and product purchases	(851,604)	(1,598,171)	(11,056,807)	(7,467,429)	(20,572,935)	(15,704,100)	-	-	11,908,411	9,065,600	(20,572,935)	(15,704,100)
Selling and administrative expenses	(82,377)	(39,486)	(708,652)	(676,062)	-	-	(752,748)	(654,820)	-	-	(1,543,777)	(1,370,368)
Others	(6,134)	-	(101,147)	(77,062)	-	-	(10,020)	-	-	-	(117,301)	(77,062)
Interest income	-	-	82,747	7,328	-	-	698,789	351,966	-	-	781,536	359,294
Finance costs	(200,110)	(183,325)	(112,379)	(94,885)	-	-	(1,519,641)	(822,322)	-	-	(1,832,130)	(1,100,532)
Exchange gains/(losses), net	(19)	-	19,544	(5,119)	-	-	288,857	292,146	-	-	308,382	287,027
Investment income	-	-	-	-	-	-	613,028	247,893	-	-	613,028	247,893
Share of profits of associates	-	-	-	-	-	-	321,676	307,075	-	-	321,676	307,075
Non-operating income/ (expenses), net	-	-	-	-	-	-	876,423	28,579	-	-	876,423	28,579
Tax	-	-	-	-	-	-	(13,196,313)	(10,977,812)	-	-	(13,196,313)	(10,977,812)

Profit for the year	20,897,995	15,575,792	22,271,549	20,756,791	391,158	197,225	(12,633,759)	(11,206,686)	-	-	30,926,943	25,323,122

Other segment information
Segment assets	34,244,925	25,054,275	76,750,372	51,125,491	1,793,132	2,413,195	40,936,072	34,770,264	-	-	153,724,501	113,363,225
Investments in associates	-	-	-	-	-	-	1,543,515	1,401,839	-	-	1,543,515	1,401,839

Total assets	34,244,925	25,054,275	76,750,372	51,125,491	1,793,132	2,413,195	42,479,587	36,172,103	-	-	155,268,016	114,765,064
Segment liabilities	(5,505,398)	(5,187,124)	(11,105,725)	(12,876,516)	(304,333)	(667,336)	(30,538,687)	(22,430,991)	-	-	(47,454,143)	(41,161,967)
Capital expenditure	8,839,966	7,806,927	35,673,922	8,914,306	-	-	128,538	144,442	-	-	44,642,426	16,865,675
	=======	=======	=======	=======	=======	=======	=======	=======	=======	======	=======	=======

(b) Geographical segments

The Group is mainly engaged in the exploration, development and production of crude oil, natural gas and other petroleum products in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Canada, Singapore, Myanmar and Nigeria.

In determining the Group’s geographical segments, revenues and results are attributed to the segments based on the location of the Group’s customers, and assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical segment information is presented for revenues as over 84% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain assets and capital expenditure information for the Group’s geographical segments for the years ended 31 December 2006 and 2005.

	PRC		Africa		South East Asia		Consolidation and Elimination		Others		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	141,671,505	96,297,414	24,885,876	3,296	19,006,251	15,489,010	35,901,096	12,795,292	(66,196,712)	(9,819,948)	155,268,016	114,765,064
Capital expenditure	15,794,450	14,496,690	25,265,423	-	3,384,807	2,363,233	197,746	5,752	-	-	44,642,426	16,865,675
	======	======	======	=====	======	======	======	======	======	======	======	======

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW AND PROSPECTS

In 2006, the Company maintained its development in high speed with high efficiency. Each of its operation grew steadily, while the production and net profit both reached a record high.

For the year ended 31 December 2006, our total revenue amounted to RMB88,947.3 million (US$11,143.5 million), representing a 28.1% increase over last year. Net profit of the Group was RMB 30,926.9 million (US$3,874.6 million), representing an increase of 22.1% over last year. The increase was primarily due to our increased production and the higher price of oil. With the rising oil price, we focused our effort on production, tapping the production potential, enhancing the production of current oil fields and at the same time overcame various adverse factors like typhoons. Generally, our production satisfied our objective stated in the beginning of the year.

As at 31 December 2006, the Group’s basic and diluted earnings per share were both RMB0.73.

Currently, international oil price has substantially dropped from its highest point last year; however, it is still at a relatively high level at around US$60. According to the forecast of certain institutions such as the World Bank, the global economic growth will slow down, but will grow steadily in general. The PRC government expects to have an 8% economic growth, and the growth rate has been shown as a slowdown. Overall, the global and PRC economies will still have a steady growth. It is anticipated that the international oil price will remain at a relatively high level.

As such, we will increase the capital expenditure on exploration and development, of which we will have a moderate increase in investments of exploration on top of a significant growth in previous year, in order to step-up our efforts in exploration. As some of our projects are under construction, in particular with major projects such as PL 19-3 Phase II and OML130 which will commence production in the next few years, the development capital expenditure will continue to increase.

CONSOLIDATED NET PROFIT

Our consolidated net profit was RMB30,926.9 million (US$3,874.6 million) in 2006, representing an increase of RMB5,603.8 million (US$786.3 million), or 22.1% from RMB25,323.1 million in 2005.

REVENUE

Income from our oil and gas sales for 2006 was RMB67,828.0 million (US$8,497.6 million), representing an increase of RMB14,410.3 million (US$1,983.1 million), or 27.0% from RMB 53,417.7 million in 2005. The increase was attributable to the high oil price, whilst growth in production also attributed to higher profits for the Group. The average realised price for our crude oil was US$58.90 per barrel in 2006, representing an increase of US$11.59 per barrel, or 24.5% from US$47.31 per barrel in 2005. Sale of crude oil amounted to 135.4 million barrels, representing an increase of 4.3% over 2005. The average realised price for our natural gas was US$3.05 per thousand cubic feet in 2006, representing an increase of US$0.23 per thousand cubic feet, or 8.2% from US$2.82 per thousand cubic feet in 2005. At the same time, sales volume of our natural gas increased by 27.8%, from 23.4 million BOE in 2005 to 29.9 million BOE in 2006.

In 2006, our net marketing profit, which was derived from marketing revenue less purchase cost of crude oil and oil products, was RMB391.2 million (US$49.0 million), representing an increase of RMB193.9 million (US$25.0 million), or 98.3%, from RMB197.2 million in 2005. Marketing revenue from the Company’s wholly-owned subsidiary, CNOOC China Limited, was RMB15,867.6 million (US$1,987.9 million), representing an increase of RMB6,436.8 million (US$837.8 million) from RMB 9,430.8 million in 2005. The net marketing profit was RMB203.4 million (US$25.5 million), increased 139.3% from last year due to the significantly increase in sales volume in the local market. Marketing revenue from the Company’s wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., was RMB5,096.5 million (US$638.5 million). Netting off purchase cost of crude oil and oil production, the net marketing profit was RMB187.8 million (US$23.5 million), or 67.3% increased from last year.

Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2006, our other net income was RMB37.9 million (US$4.8 million), representing a decrease of RMB21.8 million (US$2.5 million) from RMB59.7 million in 2005. The decrease was mainly due to higher service fee charges relating to PSC projects.

EXPENSES

Operating expenses

Our operating expenses in 2006 were RMB6,999.2 million (US$876.9 million), representing an increase of RMB1,064.6 million (US$153.1 million), or 17.9% from RMB 5,934.6 million in 2005. The increase was mainly attributable to the commencement of production of new oil and gas fields in the year. Operating expenses in 2006 were RMB42.3 (US$5.30) per BOE, representing an increase of 9.1% from RMB38.8 (US$4.73) per BOE in 2005. Operating expenses offshore China in 2006 were RMB34.6 (US$4.34) per BOE, representing an increase of 6.6% from 2005. Operating expenses offshore Indonesia in 2006 were RMB119.3 (US$14.94) per BOE, representing an increase of 19.1% from 2005. Besides the increase of service fees, supply vessels, equipment lease, chemicals and fuel, resulting from the higher international crude oil price, the maintenance and repairing cost increased due to the effect of typhoon.

Production taxes

Our production taxes for 2006 were RMB3,315.7 million (US$415.4 million), representing an increase of RMB719.2 million (US$98.7 million), or 27.7% from RMB2,596.5 million in 2005. The increase was mainly due to the increased income from oil and gas sales.

Exploration costs

Our exploration costs for 2006 were RMB1,705.1 million (US$213.6 million), representing an increase of RMB411.4 million (US$55.8 million), or 31.8% from RMB1,293.7 million in 2005, as a result of increased exploration activities.

Depreciation, depletion and amortisation

Our depreciation, depletion and amortisation were RMB6,933.2 million (US$868.6 million) for 2006, repesenting an increase of RMB968.5 million (US$141.2 million), or 16.2% from RMB 5,964.7 million in 2005. Our average depreciation, depletion and amortisation per barrel were RMB41.9 (US$5.25) per BOE, representing an increase of 7.4% from 2005. The increase was mainly attributable to the commencement of production of new oil and gas fields during the year.

Dismantlement

Our dismantling costs for 2006 were RMB472.3 million (US$59.2 million), representing an increase of RMB219.4 million (US$28.4 million) from RMB252.9 million in 2005. The increase was primarily due to the increased dismantling costs resulting from the reevaluation of workload and the higher service fees resulting from the higher international crude oil price. Our average dismantling costs were RMB2.9 (US$0.36) per BOE, which increased from RMB1.7 (US$0.20) per BOE in 2005.

Impairment losses related to property, plant and equipment

Due to the downward revision of the reserve of HZ19-1/2/3 oil fields and the postponement of PY 30-1 gas project, we recognised RMB252.4 million (US$31.6 million) of impairment losses in 2006.

Selling and administrative expenses

Our selling and administrative expenses for 2006 were RMB1,543.8 million (US$193.4 million), representing an increase of RMB173.4 million (US$26.3 million), or 12.7% from RMB1,370.4 million in 2005. Of which, the selling and administrative expenses of companies in China were RMB7.0 (US$0.88) per BOE, representing an increase of 11.8% from 2005. Compared with last year, The increase was mainly attributable to the staff and workers’ bonus and welfare fund accrued and expense for newly granted share options recognised in 2006.

Finance costs, net of interest income

Our net finance costs for 2006 were RMB1,050.6 million (US$131.6 million), representing an increase of 41.7% from the net finance costs of RMB741.2 million in 2005. On one hand, our interest income increased RMB422.2 million from RMB359.3 million in 2005 to RMB781.5 million in 2006. On the other hand, the finance costs increased significantly due to the losses on fair value changes of the embedded derivative component of the convertible bonds and the effect of increased amount of provision of dismantlement arising from the passage of time. The increases due to the factors mentioned above were RMB1,150.2 million (US$145.3 million), and RMB52.0 million (US$7.2 million) respectively.

Exchange gains/losses, net

Our net exchange gains incurred in 2006 were RMB308.4 million (US$38.6 million), representing an increase of RMB21.4 million (US$3.6 million) from net exchange gains of RMB287.0 million in 2005. Compared with 2005, the increased exchange gains mainly came from the Chinese government’s efforts on the improvement of rate-forming mechanism and the ongoing appreciation of RMB in 2006.

Investment income

Our investment income for 2006 was RMB613.0 million (US$76.8 million), representing a significant increase of RMB365.1 million (US$46.6 million), or 147.3% from RMB247.9 million in 2005. For the purpose of improving performance of current assets portfolio, we increased the investment in financial instruments such as money market funds and the shares of well-known public listed companies. Benefiting from the structural changes in the investment portfolio and the influence from the market, we obtained a favorable return this year.

Share of profits of associates

In 2006, there were gains from our investments in Shanghai Petroleum and Natural Gas Company Limited and CNOOC Finance Corporation Limited. Of them, share of profit from Shanghai Petroleum and Natural Gas Company Limited was RMB246.6 million (US$30.9 million), similar to that of 2005. Share of profit from CNOOC Finance Corporation Limited was RMB75.1 million (US$9.4 million) during the year, representing a significant increase of 65.8% from 2005.

Non-operating income/expenses, net

Our net non-operating income for 2006 was RMB876.4 million (US$109.8 million), and our net non-operating income for 2005 was RMB 28.6 million. The non-operating income in 2006 was mainly contributed by the tax refund from re-investment in China.

Income tax

Our income tax for the year 2006 was RMB13,196.3 million (US$1,653.3 million), representing an increase of RMB2,218.5 million (US$314.5 million), or 20.2% from RMB10,977.8 million in 2005. The primary reason for the increase was the increase in profit before tax. The effective tax rate for 2006 was 29.9%, slightly lower than the effective rate of 30.2% in 2005.

Cash generated from operating activities

Net cash generated from operating activities in 2006 amounted to RMB39,225.6 million (US$4,914.3 million), representing an increase of RMB7,071.8 million (US$993.0 million), or 22.0% from RMB32,153.8 million in 2005.

The increase in cash was mainly due to an increase in profit before tax of RMB7,822.3 million (US$1,100.8 million), an increase in non-cash items such as depreciation, depletion and amortization expenses of RMB968.5 million (US$141.2 million), an increase in finance costs of RMB1,001.3 million (US$128.0 million), an increase in provision for dismantlement of RMB219.4 million (US$28.3 million) and an increase in impairment losses related to property, plant and equipment of RMB162.2 million (US$20.6 million).

Increase of cash flow was also partially offset by an increase of income tax paid of RMB3,025.1 million (US$411.8 million), an increase in short term investment income to be received of RMB146.8 million (US$19.1 million) and a decrease in the loss on disposal and write off of property, plant and equipment of RMB141.2 million (US$17.2 million).

On the other hand, compared with 2005, the increase in operating cash flow was partially attributable to the increase in changes of working capital, mainly due to the increase in changes of current assets from operating activities excluding cash and bank balances of RMB146.8 million (US$26.3 million), and a simultaneous decrease in changes of current liabilities from operating activities of RMB440.0 million (US$59.5 million).

Capital expenditures and investments

Net cash outflow from investing activities in 2006 was RMB39,525.6 million (US$4,951.8 million), representing an increase of RMB10,176.4 million (US$1,372.5 million) from RMB29,349.2 million in 2005.

In line with our use of “successful efforts” method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures and purchases of oil and gas properties. Total capital expenditures were RMB44,216.6 million (US$5,539.5 million) in 2006, representing an increase of RMB26,747.1 million (US$3,409.0 million), or 153.1%, from RMB17,469.5 million in 2005. Capital expenditures in 2006 mainly comprised of RMB23,041.1 million (US$2,886.6 million) for exploration and development activities, and

RMB21,175.5 million (US$2,652.9 million) for acquisition of working interests of OML130 and OPL229. Our development expenditures in 2006 related principally to the development of PanYu 30-1, Bozhong 25-1/25-1S, PL19-3 phase II, NanPu 35-2 oil and gas fields.

In addition, cash inflow was attributable to the decrease in time deposits with maturities over three months of RMB2,967.2 million (US$371.7 million), and the net cash inflow for the available-for-sale financial assets of RMB1,722.2 million (US$215.8 million).

Financing activities

The net cash flow arising from financing activities in 2006 was an inflow of RMB6,038.7 million (US$ 756.5 million), while in 2005 was an outflow of RMB7,786.4 million (US$949.6 million). Compared with 2005, the cash inflow was mainly contributed by bank loans borrowed and proceeds from the issue of new shares, which were RMB2,413.8 million (US$302.4 million) , and RMB14,242.8 million (US$ 1,784.4 million) respectively during the year. The distribution of dividends of RMB9,813.7 million (US$1,229.5 million), and the repayment of bank loans of RMB807.9 million (US$101.2 million) by the Group generated a total cash outflow of RMB 10,621.5 million (US$1,330.7 million).

Repayment arrangements of our total debts as at 31 December 2006 were as follows:

	Debt maturities principal only Original currency
Due by 31 December	US$	JPY	RMB	Total RMB equivalent	Total US$ equivalent
	(in millions, except percentages)

2007	-	271.5	-	17.8	2.3
2008-2010	1,016.6	-	-	7,938.6	1,016.6
2011-2012	551.0	-	500.0	4,802.6	615.0
2013 and beyond	678.7	-	-	5,300.0	678.7

Total	2,246.3	271.5	500.0	18,059.0	2,312.6
	=============	=============	=============	=============	=============
Percentage of total debt	97.1%	0.1%	2.8%	100.0%	100.0%
	=============	=============	=============	=============	=============

The gearing ratio of the Company was 15.9%. Gearing ratio is (Total Debt)/(Total Debt + Equity).

Market risks

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil and gas price risk

As our oil and gas prices are mainly determined by reference to the oil and gas prices in international markets, changes in international oil and gas prices have a large impact on us. International oil and gas prices are volatile, and this volatility has a significant effect on our net sales and net profits.

Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and US dollars. In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the United States dollar (“US dollars”). From that day to 31 December 2006, Renminbi has appreciated by approximately 5.65% against US dollars.

The appreciation of Renminbi against US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Remminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since more than 97% of the Group’s debts are also denominated in U.S. dollars.

As of the end of 2006, the balance of the yen-denominated loans was only RMB17.8 million. Since the Group has hedged the yen loans against foreign currency swaps, the Group does not expect any significant exchange risk relating to Japanese yen in the future.

Interest rate risk

As of the end of 2006, the interest rates for 89% of the Group’s debts were fixed. The term of the weighted average balance was approximately 7.3 years. The average interest rate payable by the Group is considered to be favourable under the environment of rising interest rate hike.

Significant investments and material acquisitions

Please refer to note 3 “Acquisitions” above.

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”)

Net profit and net equity

(a) Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset’s carrying amount exceeds the higher of an asset’s fair value less costs to sell and value in use, which incorporates discounting the asset’s estimated future cash flows.

Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, “Accounting for the impairment or disposal of long-lived assets”. SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management’s estimate of future cash flows and consequently the carrying value of properties.

In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset (other than goodwill and available-for-sale equity investments) is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

For the year ended 31 December 2006, an impairment of approximately RMB252,357,000 was recognised under Hong Kong GAAP and no impairment was recognised under US GAAP.

(b) Accounting for convertible bonds

With effect from 1 January 2005, under HKAS 32 Financial Instruments: Disclosure and Presentation, financial instruments with cash settlement options and other derivative components will need to be bifurcated into a debt component and a derivative component. The derivative component is marked to market at each balance sheet date and the differences will be charged/credited to the income statement. The debt component is stated at amortised cost. The requirements of HKAS 32 have been applied retrospectively with comparative amounts restated.
Under US GAAP, convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. However, there is no significant difference on the accounting treatment adopted under HK GAAP and US GAAP for the Group’s convertible bonds.

The Company considered whether the convertible bonds contain embedded derivative features which warrant separate accounting under the guidance provided in SFAS No. 133. To the extent that the embedded derivatives are determined to exist, the embedded derivatives are bifurcated as a single, compound derivative and are accounted for in accordance with SFAS No. 133. The Company bifurcated its embedded derivates at fair value and determined the initial carrying value assigned to the host contract as the differences between the basis of the hybrid instrument and the fair value of the embedded derivatives, resulting in a discount attributed to the host bond contract. The host bond contract is then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method.

The embedded derivative features within the convertible bonds that would individually warrant separate accounting as a derivative instrument under SFAS No.133 are bundled together as a single, compound embedded derivative instrument that is bifurcated and accounted for separately from the host contract under SFAS No. 133. The Company used the binominal tree valuation model to value the compound embedded derivative features both initially and at each reporting period to record the changes in fair value of the derivative instruments.

Instruments with potential embedded derivative features are evaluated at inception to determine whether such features meet the definition of a derivative. The embedded derivative feature would be separated from the host contract and accounted for as a derivative instrument only if all of the following conditions are met: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract; (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value; and (iii) a separate instrument with the same terms as the embedded derivative instrument would meet the definition of a derivative as described in SFAS No.133.

The Group’s convertible bonds include the following embedded derivative features that warrant separate accounting as a single, compound embedded derivative instrument under SFAS No.133:

(i)      Holder’s option to convert into CNOOC shares at a specified price. Upon the exercise of the conversion option by the holders of the convertible debt, the Company has the option to settle the exercise of the conversion option in cash; and

(ii)     The convertible bonds are denominated in US dollars and are convertible into the Company’s shares denominated into Hong Kong dollars using a fixed exchange rate of US$1 to HK$7.77.

(c)    Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

(d)    Segment reporting

The Group’s segment information is based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group’s consolidated Hong Kong GAAP financial statements.

(e)  Income tax

The Group completed the acquisition of certain oil and gas fields in Nigeria in the current year. The oil and gas properties are still under exploration or development stage.

According to HKAS 12 Income Taxes, no deferred income tax liability is recognised for an asset acquisition. However, under US GAAP, a deferred income tax liability is recognised in accordance with EITF 98-11 “Accounting for acquired temporary differences in certain purchase transactions that are not accounted for as business combinations”. Accordingly, both the property, plant and equipments and deferred tax liabilities related to OML130 are increased by RMB16,014,569,000 under US GAAP. The different in accounting treatment has had no impact on net equity reported under US GAAP.

(f)  Provision for dismantlement

Hong Kong GAAP requires the provision for dismantlement to be recorded for a present obligation no matter whether the obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. In cases of remeasuring the provision for dismantlement of oil and gas properties, the Group shall use such a discount rate as mentioned above no matter whether future cash flows would move upward or downward. HK(IFRIC)-Int1 requires that adjustments arising from changes in the estimated cash flows or the current discount rate should be added to or deducted from the cost of the related asset and liability.

Under US GAAP, SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under SFAS No. 143, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. If the Group remeasures the provision for dismantlement of oil and gas properties, upward revisions in the amount of undiscounted estimated cash flows shall be discounted using the current credit-adjusted risk-free rate; downward revisions in the amount of undiscounted estimated cash flows shall be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognised. In cases that changes occur to discount rate, the Group shall apply the original discount rate used to initially measure the dismantlement costs, rather than remeasure the liability for changes in the discount rate. There were no differences with the amounts recorded under Hong Kong GAAP for the periods presented.

(g) Income tax rates

Under Hong Kong GAAP, HKAS 12 requires the application of tax rates that have been enacted or substantively enacted by the balance sheet date.

Under US GAAP, SFAS No.109 requires that a deferred tax liability or asset shall be measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realised.

(h) Effects on net profit and equity

The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:

	Net profit
	2006	2005
	RMB’000	RMB’000

As reported under Hong Kong GAAP	30,926,943	25,323,122
Impact of US GAAP adjustments:
- Reversal of impairment losses related to property, qplant and equipment	252,357	-
- Reversal of deferred tax related to impairment losses on property, plant and equipment	(75,708)	-
- Unrealised gains transferred from equity to the income statement	-	20,036

Net profit under US GAAP	31,103,592	25,343,158

	=============	=============

Net profit per share under US GAAP
- Basic	RMB 0.73	RMB 0.62
	=============	=============

- Diluted	RMB 0.73	RMB 0.61
	=============	=============

	Net equity
	2006	2005
	RMB’000	RMB’000

As reported under Hong Kong GAAP	107,771,928	73,603,097
Impact of US GAAP adjustments:
- Reversal of impairment losses related to property, plant and equipment	252,357	-
- Reversal of deferred tax related to impairment losses on property, plant and equipment	(75,708)	-
- Reversal of additional accumulated depreciation, depletion and amortisation arising from the revaluation surplus on land and buildings	44,207	44,207

Net equity under US GAAP	107,992,784	73,647,304
	=============	=============

(i)  Comprehensive income

According to SFAS No. 130, “Reporting comprehensive income”, the Group is required to include a statement of other comprehensive income for revenues and expenses, gains and losses which under US GAAP are included in comprehensive income and excluded from net income.

	2006	2005
	RMB’000	RMB’000

Net income under US GAAP	31,103,592	25,343,158
Other comprehensive income:
Foreign currency translation adjustments	(1,257,594)	(493,289)
Unrealised gains on available-for-sale investments	60,010	69,069
Less: Reclassification adjustment for gains included in net income	(69,069)	(20,036)

Comprehensive income under US GAAP	29,836,939	24,898,902
	=============	=============

The movement of accumulated other comprehensive income components is as follows:

	Foreign currency translation adjustments	Unrealised gains on available -for-sale investments	Accumulated other comprehensive income
	RMB’000	RMB’000	RMB’000

Balance at 31 December, 2004	(19,654)	20,036	382
Reversal of current year’s realised gains	-	(20,036)	(20,036)
Current year’s change	(493,289)	69,069	(424,220)

Balance at 31 December, 2005	(512,943)	69,069	(443,874)
Reversal of current year realised gains	-	(69,069)	(69,069)
Current year’s change	(1,257,594)	60,010	(1,197,584)

Balance at 31 December, 2006	(1,770,537)	60,010	(1,710,527)
	=============	=============	=============
(j)  Additional disclosure under FSP19-1

Changes in capitalised exploratory well costs are as follows:

	2006	2005
	RMB’000	RMB’000

Beginning of year	281,573	429,461
Capitalized exploratory well costs charged to expense upon the adoption of FSP 19-1	-	-
Additions to capitalized exploratory well costs pending the determination of proved reserves	803,184	279,180
Reclassifications to wells, facilities, and equipment based on the determination of proved reserve	(182,582)	(328,475)
Capitalized exploratory well costs charged to expense	(7,976)	(98,242)
Exchange realignment	(15,010)	(351)

End of year	879,189	281,573
	=============	=============
EMPLOYEES

We had 2,929 employees as at 31 December 2006.

We have adopted 4 share option schemes for directors, senior management officers and other eligible grantees of the Company since 4 February 2001. The Board has granted options to senior management officers pursuant to each share option scheme.

During the year, as a result of corporate growth and surging production costs, the Company took steps to enhance the planning and budget control of its labor costs by implementing target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy rate of their compensation budgets.

At the same time, in order to maximize our return on human resources, the Company paid particular attention to critical business units and key positions in formulating compensation budgets and resources allocation.

In addition, the Company made adjustments to the compensation and allowance policy for overseas staff based on the inflation rates and exchange rates of their homeland countries/regions.

CHARGES ON ASSETS

CNOOC NWS Private Limited is a wholly owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interests in the NWS Project.

CONTINGENT LIABILITIES

The Company and certain of its subsidiaries are the named defendants (the “Defendants”) in a case brought by a partner of a joint operating agreement (“JOA”) in Indonesia (the “Plaintiff”). The Plaintiff is claiming its right under the JOA to request the Defendants to assign part of their interests acquired in the Tangguh Liquefied Natural Gas Project (“Tangguh LNG Project”) based on the costs expended by the Defendants. The case is scheduled to be tried in

November 2007. The Tangguh LNG Project is still under development.

As the case is still in a preliminary stage, the management considers that the outcome of any judgment on the lawsuit as quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that might arise from the case.

DIVIDENDS

The Board of Directors recommended a payment of a final dividend of HK$0.14 per share for the year ended 31 December 2006 to shareholders whose names appear on the Register of Members of the Company on 25 May 2007. These, together with the interim dividend of HK$0.12 per share, give a total of HK$0.26 per share for the year. The proposed final dividends are expected to be paid on 7 June 2007 following approval by shareholders at the Annual General Meeting of the Company.

AUDIT COMMITTEE

The audit committee has reviewed, together with the management, the Group's consolidated financial statements for the year ended 31 December 2006, including the accounting principles and practices adopted by the Group and has discussed the internal control and financial reporting matters. The audit committee of the Board of Directors of the Company has reviewed the annual results of the Company for the year ended 31 December 2006.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year ended 31 December 2006.

ADJUSTMENTS TO CONVERSION PRICE OF CONVERTIBLE BONDS

The Company issued convertible bonds (the “Convertible Bonds”) in the principal amount of US$1 billion in December 2004. The current conversion price of the Convertible Bonds is HK$5.90 per share. In accordance with the terms and conditions of the Convertible Bonds, the payment of the proposed final dividend may result in an adjustment to the conversion price of the Convertible Bonds. The exact amount of the adjustment, if any, can only be determined after the record date for the proposed final dividend. A separate announcement will be made as and when appropriate.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 18 May 2007 (Friday) to 25 May 2007 (Friday) (both dates inclusive). In order to qualify for the dividends and to attend the annual general meeting of the Company, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 17 May 2007 (Thursday).

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code Provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Stock Exchange”) (the “Listing Rules”) throughout the year ended 31 December 2006, except for deviations from Code Provisions A.2.1 and A.4.1 only. The following summaries the Company's deviations from the CG Code and the reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Company. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the pure oil exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company’s oil exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company’s Nomination Committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors of the Company (executive and non-executive) are subject to the retirement provisions under article 97 of the articles of association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and all the existing Independent Non-executive Directors of the Company have been re-elected in past three years, except Dr. Edgar W.K. Cheng, who was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

Further information on the CG Code can be found in the Corporate Governance Report contained in the annual report.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed that they complied, during the year ended 31 December 2006, with the required standards set out in the Model Code.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The electronic version of this announcement will be published on the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (http://www.hkex.com.hk). The annual report for the year ended 31 December 2006, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the Stock Exchange's website in due course.

GENERAL

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2006 have been made at the rate of RMB7.982 to US$1(2005: RMB8.1998 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

Note: The Company's operating data presented in this announcement includes the Pinghu oil and gas field, where the Group has a 30% interest. Further details relating to the Pinghu oil and gas field can be found in the 2006 Annual Report to be published by the Company.

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W.K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

By Order of the Board CNOOC Limited Fu Chengyu Chairman and Chief Executive Officer

Hong Kong, 29 March 2007

This announcement contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.